Exhibit 99.1

Central GoldTrust

1st Quarter Report

March 31, 2013

CENTRAL GOLDTRUST

The Role of Central GoldTrust

To serve investors as “The Gold Bullion Trust”TM.

To hold gold bullion on a secure basis for the convenience of investors.

Purpose of the Trust

GoldTrust is a passive, self-governing, single purpose, closed-end trust with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008. Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders.

Investment Policies & Restrictions

The Declaration of Trust requires that at least 90% of the total net assets of Central GoldTrust (“GoldTrust”) be held in physical gold bullion at all times. This cannot be changed without the approval of the Unitholders.

GoldTrust’s physical gold holdings may not be loaned, pledged, subjected to options or otherwise encumbered in any way.

Safeguards

Gold bullion is stored on an allocated and segregated basis in the underground treasury vaults of the Canadian Imperial Bank of Commerce (the “Bank”), one of the largest banks in Canada.

The Bank may not release any of GoldTrust’s physical bullion holdings without receipt of an authorizing resolution of the Board of Trustees of GoldTrust.

Bullion holdings and Bank vault security are inspected annually and spot inspected periodically by Trustees and/or Officers of GoldTrust. On each occasion, inspections are required to be performed in the presence of both GoldTrust’s external auditors and Bank personnel.

GoldTrust is subject to the regulations and reporting requirements of the NYSE MKT, the Toronto Stock Exchange, and various Canadian provincial and United States securities regulatory authorities.

Conveniences

GoldTrust’s Units are listed on the NYSE MKT (GTU) and on the Toronto Stock Exchange (GTU.UN in Canadian dollars and GTU.U in U.S. dollars). Making a gold bullion investment through ownership of GoldTrust Units is as easy as calling one’s stockbroker or investment dealer.

GoldTrust’s stock exchange listings provide readily quoted and liquid markets for the Units. The bid/ask spreads are usually considerably less than the buying and selling price spreads of direct bullion purchases, especially for small transactions.

Unlike many other forms of bullion investment, there are no storage or other direct costs paid by the investor. As well, there are no assay charges to the Unitholder to verify the legitimacy and/or actual gold content upon sale or redemption of GoldTrust Units.

CENTRAL GOLDTRUST

Trustees’ Report to Unitholders

Central GoldTrust (“GoldTrust”) currently holds 98.6% of its net assets in gold bullion. At March 31, 2013, these gold holdings consisted of 698,496 fine ounces of gold bullion and 6,156 fine ounces of gold bullion certificates for a total of 704,652 fine ounces.

GoldTrust’s Units serve as a stock exchange tradeable bullion proxy and, according to legal and tax counsel, qualify for investment by individuals and most types of Canadian and U.S. retirement accounts, trusts, financial entities and institutions. Investors should nevertheless consult their own tax advisors with respect to the tax consequences of an investment in GoldTrust Units.

We are committed to the secure stewardship of Central GoldTrust and its gold bullion holdings to fulfill its purpose and mandate as “The Gold Bullion Trust”™.

Respectfully submitted,
On behalf of the Board of Trustees,

April 25, 2013	J.C. Stefan Spicer, President & CEO

Management’s Discussion and Analysis (MD&A)

The financial statements of Central GoldTrust (“GoldTrust” or the “Trust”) are prepared and reported in U.S. dollars in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP, and the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies (“AcG-18”). Notes to the financial statements on pages 8 to 12 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose, closed-end trust, with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008. Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders. GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof. GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the three months ended March 31, 2013.

CENTRAL GOLDTRUST

Outstanding Units

There were 19,299,000 Units issued and outstanding at March 31, 2013 and December 31, 2012.

Financial Results – Changes in Net Assets

Net assets decreased by $47.3 million or 4.0% during the three months ended March 31, 2013. This decrease was attributable to the 4.0% decrease in the price of gold during the period.

The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per Unit basis):

	Quarter ended
	Mar. 31, 2013	Dec. 31, 2012	Sept. 30, 2012	Jun. 30, 2012
Change in unrealized appreciation of holdings	$(46.3)	$(78.9)	$125.1	$(45.1)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(47.3)	$(79.9)	$124.1	$(46.1)
Net income (loss) per Unit inclusive of the change in unrealized appreciation of holdings	$(2.45)	$(4.14)	$6.43	$(2.39)

Total net assets	$1,142.2	$1,189.6	$1,269.5	$1,145.4

	Mar. 31, 2012	Dec. 31, 2011	Sept. 30, 2011	Jun. 30, 2011
Change in unrealized appreciation of holdings	$62.0	$(43.5)	$69.9	$40.6
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$61.0	$(44.4)	$69.0	$39.8
Net income (loss) per Unit inclusive of the change in unrealized appreciation of holdings	$3.16	$(2.42)	$4.14	$2.39

Total net assets	$1,191.5	$1,130.5	$1,002.7	$933.7

Financial Results – Net Income

Central GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion. GoldTrust maintains adequate cash reserves to enable it to pay the expenses of maintaining the Trust. GoldTrust’s realized revenues are a nominal percentage of its net assets.

CENTRAL GOLDTRUST

AcG-18 requires GoldTrust to record the change in unrealized appreciation of holdings in income. Net loss inclusive of the change in unrealized appreciation of holdings for the three months ended March 31, 2013 was $47.3 million ($2.45 per Unit) compared to net income of $61.0 million ($3.16 per Unit) for the comparative period in 2012. Virtually all of the reported net income (loss) for each of these three-month periods represents the change in unrealized appreciation of gold holdings, which is not distributable income. Interest income currently forms a nominal portion of the Trust’s income. Certain expenses, such as administration fees and safekeeping fees, have varied in proportion to net asset levels. Administration fees, which are scaled and calculated monthly based on the net assets at each month end, decreased during the three-month period ended March 31, 2013 as compared to the same period in 2012. The decrease in administration fees was a direct result of the lower level of average net assets under administration during the period.

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) were 0.09% for the three-month period ended March 31, 2013 compared to 0.08% for the three-month period ended March 31, 2012. For the twelve-month periods ended March 31, 2013 and March 31, 2012 the expense ratio remained unchanged at 0.34%.

Liquidity and Capital Resources

GoldTrust’s liquidity objective is to hold cash and short-term deposits in a safe and conservative manner to generate income primarily to be applied towards expenses. The ability of GoldTrust to have sufficient cash to pay its expenses and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should GoldTrust not have sufficient cash to meet its needs, portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units. Sales of gold could result in GoldTrust realizing either capital gains or losses.

For the three months ended March 31, 2013, GoldTrust’s cash and short-term deposits decreased by $1.2 million to $16.4 million. This decrease was a result of the amounts used to pay expenses of the Trust. The Administrator and Senior Executive Officers monitor GoldTrust’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold bullion.

Administrator and Other Related party information

Please refer to Note 5 commencing on page 9 of this interim report.

Future Accounting Policy

Please refer to Note 10 on page 12 of this interim report.

Additional Information

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency. However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in Canadian currency as well as U.S. currency. Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s Units in Canadian dollars.

CENTRAL GOLDTRUST

The Trustees will consider, from time to time, the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ equity interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of GoldTrust.

This MD&A is dated April 25, 2013. Additional information relating to the Trust, including Annual Information Forms, Notices of Annual Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com, www.gold-trust.com and www.goldtrust.ca.

CENTRAL GOLDTRUST

STATEMENTS OF NET ASSETS

(expressed in U.S. dollars, unaudited)

	March 31,	December 31,
	2013	2012
Net assets:
Gold bullion at market (Note 2)	$1,126,210,059	1,172,540,928
Cash and short-term deposits (Note 3)	16,415,811	17,570,380
Prepaid expenses and other	201,793	114,559
	1,142,827,663	1,190,225,867
Accrued liabilities (Note 5)	(590,508)	(651,608)
Net assets representing Unitholders’ equity	$1,142,237,155	1,189,574,259

Represented by:
Capital (Note 4)
Units issued: 19,299,000	$744,870,733	744,870,733
Retained earnings inclusive of unrealized appreciation of holdings	397,366,422	444,703,526
	$1,142,237,155	1,189,574,259

Net asset value per Unit	$59.19	61.64
Exchange rate: U.S. $1.00 = Cdn.	$1.0156	0.9949
Net asset value per Unit expressed in Canadian dollars	$60.11	61.32

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“Bruce D. Heagle”	“Ian M.T. McAvity”

STATEMENTS OF CHANGES IN NET ASSETS

(expressed in U.S. dollars, unaudited)

	Three months ended March 31,
	2013	2012
Net assets at beginning of period	$1,189,574,259	1,130,485,132
Add (deduct):
Net income (loss) inclusive of the change in unrealized appreciation of holdings	(47,337,104)	61,015,344
Net assets at end of period	$1,142,237,155	1,191,500,476

See accompanying notes to financial statements.

CENTRAL GOLDTRUST

STATEMENTS OF INCOME (LOSS)

(expressed in U.S. dollars, unaudited)

	Three months ended March 31,
	2013	2012
Income (loss):
Interest	$11,289	16,047
Change in unrealized appreciation of holdings	(46,346,713)	62,022,655
Total income (loss)	(46,335,424)	62,038,702
Expenses:
Administration fees (Note 5)	553,378	587,419
Safekeeping fees and bank charges	314,539	293,261
Trustees’ fees and expenses (Note 5)	47,624	35,265
Auditors’ fees	26,250	33,501
Regulatory filing fees	19,484	17,561
Stock exchange fees	14,002	14,831
Unitholder information	12,764	14,497
Legal fees (Note 5)	7,587	20,893
Registrar and transfer agent fees	5,998	6,072
Miscellaneous	54	58
Total expenses	1,001,680	1,023,358
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(47,337,104)	61,015,344

Net income (loss) per Unit	$(2.45)	3.16

See accompanying notes to financial statements.

STATEMENTS OF UNITHOLDERS’ EQUITY

(expressed in U.S. dollars, unaudited)

	Three months ended March 31,
	2013	2012
Capital: (Note 4)
Units: 19,299,000	$744,870,733	744,870,733
Retained earnings:
Balance at beginning of period	444,703,526	385,614,399
Net income (loss) inclusive of the change in unrealized appreciation of holdings	(47,337,104)	61,015,344
Balance at end of period	397,366,422	446,629,743
Unitholders’ equity	$1,142,237,155	1,191,500,476

See accompanying notes to financial statements.

CENTRAL GOLDTRUST

Notes to Financial Statements

For the three months ended March 31, 2013

(amounts expressed in U.S. dollars unless otherwise stated)

1.	Summary of significant accounting policies:

The accounting policies applied in the preparation of these unaudited interim financial statements conform with those presented in the December 31, 2012 audited annual financial statements of Central GoldTrust (“GoldTrust” or the “Trust”). These unaudited interim financial statements do not include all of the disclosures included in the audited annual financial statements referred to above and, accordingly, should be read in conjunction with those statements.

2.	Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at	March 31, 2013	December 31, 2012
Gold bars in fine ounces	698,496	698,496
Gold certificates in fine ounces	6,156	6,156
Total fine ounces of gold	704,652	704,652
Average cost – per fine ounce	$1,013.85	1,013.85
Cost	$714,411,041	714,411,041
Market – per fine ounce	$1,598.25	1,664.00
Market value	$1,126,210,059	1,172,540,928

3.	Cash and short-term deposits:

As at March 31, 2013, GoldTrust held one Canadian dollar flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $596,437 (Cdn. $605,766) bearing interest at a rate of 1.2% per annum with a maturity date of January 21, 2014. Cash deposits of $15,819,374 were held at the same Canadian bank at a variable annualized interest rate of 0.25% per annum.

As at December 31, 2012, GoldTrust held one Canadian dollar flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $603,060 (Cdn. $600,000) bearing interest at a rate of 1.15% per annum with a maturity date of March 22, 2013. Cash deposits of $16,967,320 were held at the same Canadian bank at a variable annualized interest rate of 0.25% per annum.

CENTRAL GOLDTRUST

4.	Capital:

Under the Declaration of Trust, an unlimited number of Units may be issued. There were 19,299,000 Units issued and outstanding at March 31, 2013 and December 31, 2012. Each Unit carries one vote at all meetings of Unitholders. Each Unit is transferable and represents an equal, undivided, beneficial interest in GoldTrust, in any distributions therefrom and in the net assets in the event of the termination or winding up of GoldTrust.

The Units of GoldTrust are redeemable by a Unitholder at any time at a price equal to the lesser of: i) 90% of the weighted average of the market prices per Unit during a 10-day trading period commencing immediately following the date on which the Units were tendered for redemption (the redemption date); and, ii) 100% of the closing market price per Unit on the redemption date.

It is the policy of the Trust not to issue additional Units to new investors if the result of such issue would be dilutive to existing Unitholders.

The stated and recorded capital of GoldTrust was as follows:

	March 31, 2013	December 31, 2012
Stated capital – 19,299,000 Units	$747,457,803	$747,457,803
Less: Unit issue costs	2,587,070	2,587,070
Recorded capital	$744,870,733	$744,870,733
Weighted average Units outstanding(1)	19,299,000	19,299,000

(1)	The weighted average units outstanding as of March 31, 2013 is for the three months then ended and at December 31, 2012 is for the twelve months then ended.

5.	Related party transactions and fees:

GoldTrust is party to an Administrative Services Agreement with Central Gold Managers Inc. (the "Administrator"), which is related to GoldTrust through certain of its Officers and Trustees. The Administrator furnishes administrative, compliance and other services to GoldTrust. For such services, effective January 1, 2008, the Administrator offered and GoldTrust agreed to pay a reduced administrative fee, on a monthly basis, equal to: 0.30% per annum for the first $100,000,000 of GoldTrust’s net assets; 0.225% per annum for any excess over $100,000,000 up to $200,000,000; and, 0.15% per annum for any excess over $200,000,000 of net assets. Administration fees remitted to Central Gold Managers Inc. for the three months ended March 31, 2013 decreased to $553,378 from $587,419 for the comparable period in 2012 due to the decrease in the average value of net assets under administration. Included in accrued liabilities at March 31, 2013 is $182,528 (December 31, 2012: $189,215) due to the Administrator. No Trustee fees are paid by GoldTrust to the two Trustees who are nominees of the Administrator of GoldTrust.

GoldTrust incurred legal fees amounting to $7,587 for the three months ended March 31, 2013 (2012: $20,893). Of this amount $6,054 (2012: $11,063) was payable to a legal firm to which one of GoldTrust’s Officers is Counsel.

CENTRAL GOLDTRUST

6.	Management of financial risks:

The Trust has risk management policies and procedures in place to identify risks related to financial instruments and physical assets. The objectives of these policies and procedures are to identify and mitigate risk. The Trust’s compliance with these policies and procedures is monitored by the Senior Executive Officers, the Audit Committee and the Trustees of the Trust. Market fluctuations are unpredictable and outside the control of the Trust. New risk factors may emerge from time to time and it is not possible for the Trust to predict all such risk factors.

Price risk

Price risk is the risk that the price of a security or physical asset may decline. It is possible to determine the impact that changes in the market price of gold will have on the net asset value per Unit both in U.S. dollars and Cdn. dollars. Assuming as a constant exchange rate, the rate which existed on March 31, 2013 of Cdn. $1.0156 for each U.S. dollar, together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Unit by approximately U.S. $5.84 per Unit or Cdn. $5.93 per Unit.

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollars, GoldTrust’s net asset value per Unit is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of GoldTrust’s net assets are priced in U.S. dollars. For this same reason, an increase or decrease in the value of the U.S. dollar relative to the Cdn. dollar would change the net asset value per Unit as expressed in Cdn. dollars in the same direction by approximately the same percentage as the change in the value of the U.S dollar.

Due to the limited value of transactions initiated in Cdn. dollars throughout the period, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at March 31, 2013 would not have had any material impact on the net income for the three months ended March 31, 2013, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to GoldTrust. Credit risk is monitored on an ongoing basis and is managed by GoldTrust dealing only with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that GoldTrust will not be able to generate adequate cash resources to fulfill its payment obligations. The Administrator regards all of GoldTrust’s assets as liquid. GoldTrust traditionally has maintained sufficient cash reserves to enable it to pay expenses. Furthermore, over 98% of its net assets are in the form of gold bullion which is readily marketable.

CENTRAL GOLDTRUST

7.	Financial highlights:

	Three months ended March 31,
	2013	2012
Per Unit performance:
Net asset value per Unit at beginning of period	$61.64	$58.58
Net loss before the change in unrealized appreciation of holdings	(0.05)	(0.05)
Change in unrealized appreciation of holdings	(2.40)	3.21
Total increase (decrease) (1)	(2.45)	3.16
Net asset value per Unit at end of period	$59.19	$61.74
Total return for period	(4.0)%	5.4%
Percentages and supplemental data:
Ratios as a percentage of average net assets:
Expenses (2)	0.09%	0.08%
Net loss before the change in unrealized appreciation of holdings(2)	0.09%	0.08%

The increase (decrease) per Unit is based on the weighted average number of Units outstanding during the period. The net asset values per Unit are based on actual number of Units outstanding at the relevant times.

(1) This table is not meant to be a reconciliation of beginning to end of year net asset values per Unit.

(2) Ratios not annualized.

8.	Capital stewardship:

The capital of the Trust is represented by the issued and outstanding Units and the net asset value attributable to participating Unitholders. The Trustees direct the Administrator to administer the capital of the Trust in accordance with the Trust’s stated objectives and restrictions, as stipulated in the Declaration of Trust, while maintaining sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any). The Trust does not have any externally imposed capital requirements.

9.	Canadian and United States generally accepted accounting principles:

The accounting policies followed in these financial statements, which are in accordance with Canadian generally accepted accounting principles (“GAAP”), are consistent with those that would apply under U.S. GAAP except for the following classification difference in the Statements of Net Assets. This U.S. GAAP classification difference has no effect on the reported net asset value per Unit.

CENTRAL GOLDTRUST

Subject to the terms and conditions described in Note 4 to these financial statements, the Units are redeemable at the option of the Unitholder. This redemption feature is the basis for the U.S. GAAP classification difference. The likelihood or probability of such redemption is not considered, nor is the fact that the Units are the sole basis of equity ownership of the Trust. Since inception, no holders of Units have tendered their Units to the Trust for redemption.

Under Canadian GAAP these Units are considered to be permanent equity and are classified in Unitholders’ equity in the Statements of Net Assets. Under U.S. GAAP, the redemption value of these Units is calculated in accordance with the provisions of the redemption feature and classified outside of Unitholders’ equity as mezzanine equity for each reporting period, with changes in the redemption value from the beginning of each reporting period to the end of that reporting period being charged (or credited) to retained earnings.

10.	Future accounting policy:

On December 12, 2011, the Accounting Standards Board of Canada decided to further extend the deferral of International Financial Reporting Standards (“IFRS”) adoption for investment companies for an additional year. Investment companies will now be required to mandatorily adopt IFRS for interim and annual financial statements for fiscal periods beginning on or after January 1, 2014.

The Trust is reviewing the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures. The assessment plan being implemented by the Trust includes a position paper which highlights the material standards that need to be addressed under IFRS and preparation of an opening balance sheet and financial statements that incorporate IFRS accounting standards and policies. The major areas of focus identified by the assessment include: first year implementation decisions; statements of cash flows; classification of redeemable Trust Units; income taxes; increased note disclosure; and accounting for changes in unrealized appreciation of holdings. The assessment is addressing the impact on the Trust’s accounting system and internal controls required to report under IFRS beginning on the implementation date. The Trust will continue with the assessment and implementation in preparation for its initial filing under IFRS expected for the fiscal year beginning January 1, 2014.

CENTRAL GOLDTRUST

Trust Information

Trustees	Officers

Brian E. Felske (A) (I)	Philip M. Spicer, Chairman
Glenn Fox (I)	J.C. Stefan Spicer, President & CEO
Bruce D. Heagle (A) (C) (I)	William L. Trench, A.C.I.S., CFO
Ian M.T. McAvity (C) (I) (L)	Krystyna S. Bylinowski, Treasurer
Michael A. Parente (A) (C) (I)	John S. Elder, Q.C., Secretary
Philip M. Spicer (N)	J.L. Michele Spicer, Assistant Secretary
J.C. Stefan Spicer (N)

(A) - Member of Audit Committee

(C) - Member of Corporate Governance & Nominating Committee

(I) - Independent Trustee

(L) - Lead Trustee

(N) - Nominee of the Administrator

Advisor Consultant Douglas E. Heagle, a retired Trustee of Central GoldTrust

Administrator	Custodian

Central Gold Managers Inc.	Canadian Imperial Bank of Commerce
Ancaster, Ontario, Canada	Canada

Auditors	Registrars and Transfer Agents

Ernst & Young LLP	CIBC Mellon Trust Company, Canada
Toronto, Ontario, Canada	the Administrative Agent for which
is Canadian Stock Transfer Company Inc.
Computershare, New Jersey, U.S.A

Legal Counsel	Stock Exchange Listings

Dentons Canada LLP	NYSE MKT Symbol: GTU (U.S. $)
Toronto, Ontario, Canada

Dorsey & Whitney LLP	TSX Symbols:	GTU.UN (Cdn. $)
Seattle, Washington, U.S.A.	GTU.U	(U.S. $)

Net Asset Value Information

The net asset value per Unit is calculated daily and is available by calling Central GoldTrust at (905) 304-GOLD (4653). The total net assets, the net asset value per Unit and the detailed basis of their calculations are posted daily at www.gold-trust.com and www.goldtrust.ca.

CENTRAL GOLDTRUST

“The Gold Bullion Trust”

Phone:	905-304-GOLD (4653)
Fax:	905-648-4196
E-Mail:	info@gold-trust.com

www.gold-trust.com

www.goldtrust.ca

Mailing Address:	Courier Address:

P.O. Box 10106	55 Broad Leaf Crescent
Ancaster, Ontario	Ancaster, Ontario
Canada L9K 1P3	Canada L9G 3P2